Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 21, 2012

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Mountain Resources, Inc.
Amendment No. 4 to Form 8-K
Filed January 12, 2012
File No. 000-54444

Dear Mr. Schwall:

On behalf of Red Mountain Resources, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated February 15, 2012, relating to the above-captioned Form 8-K (“Form 8-K”). Captions and page references herein correspond to those set forth in Amendment No. 5 to the Form 8-K (“Amendment No. 5”), a copy of which has been marked with the changes from Amendment No. 4 filed on January 12, 2012. We are also delivering three (3) courtesy copies of such marked Amendment No. 5 to Norman von Holtzendorff. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 4 to Form 8-K

General

1.	Our petroleum engineer is in the process of reviewing your filing. Please be advised that he may have additional comments.

Securities and Exchange Commission

June 21, 2012

The Staff’s comment is duly noted. The Company is in receipt of the comments from the Staff’s petroleum engineer and has included responsive changes to such comments in Amendment No. 5.

2.	We note your response to comment 1 in our letter dated July 29, 2011 and are unable to agree with your conclusions. It appears that two years of audited historical financial statements for the Madera assets were required, as the acquisition appears to have been significant. Pro forma financial statements reflecting the results of operations of the Madera assets were also required. Please amend your filing accordingly. You may refer to the guidance at Regulation S-X, Rules 8-04 and 8-05 and Rule 11 for further information.

If you are unable to obtain full historical financial statements, you may submit a formal request to include only audited statements of revenues and direct expenses. Your request should include detailed information regarding Black Rock’s activities and production at the time of the Madera acquisition and similar information regarding the Madera properties, including quantities of proved reserves and production. You should discuss your plans for the Madera properties at the time of acquisition relative to the activity on the properties before you acquired them. Please also include a representation with regard to whether separate financial statements were prepared for the Madera properties, whether the acquired assets were a separate subsidiary or division of the seller, whether they represented substantially all of the properties of the seller, and the reasons you are unable to obtain full pre-acquisition financial statements. This request should be directed through the Division of Corporation Finance’s Office of Chief Accountant.

The Staff’s comment is duly noted. The Company submitted a formal request to the Division of Corporation Finance Office of Chief Accountant requesting that the Company be permitted to include only audited statements of revenues and direct expenses of the Madera properties. On May 30, 2012, the staff of the Office of Chief Accountant responded to the Company that it would not object if the Company provided audited Statements of Revenues and Direct Expenses for the years ended March 31, 2011 and 2010 in lieu of full financial statements. The Company has amended the Form 8-K to include audited Statements of Revenues and Direct Expenses and pro forma statement of operations information for the Madera properties in accordance with the Office of Chief Accountant’s letter. The Company has not provided pro forma balance sheet information for the Madera properties because the acquisition was already reflected the Company’s historical balance sheet dated as of May 31, 2011, as previously filed with the Form 8-K.

3.	We note your response to our prior comment 4 in our letter to you dated December 29, 2011. Please tell us the basis for your statement that the primary responsibility for addressing any types of liability resulting from hydraulic fracturing rests with the service companies that provide hydraulic fracturing for you. For example, please tell us whether such allocation of liability is set forth in the relevant contracts with the service companies.

Securities and Exchange Commission

June 21, 2012

We have revised the disclosure on page 13 in Amendment No. 5 of the Form 8-K to address specifically the operational and financial risks associated with hydraulic fracturing.

4.	We note your revised disclosure on page 23 that “[w]e plan to spend approximately $2,000,000 to develop properties during the remainder of our fiscal year ending May 31, 2012 [emphasis added].” However, on page 8, you state that “[w]e plan to spend approximately $7,500,000 to develop properties during the remainder of our fiscal year ended May 31, 2012 [emphasis added].” Please revise to correct this inconsistency.

The Company has determined that the correct figure for the amount of money it planned to spend to develop properties for the remainder of the fiscal year ending May 31, 2012 was approximately $8,100,000. Accordingly, we have revised the disclosure on pages 8 and 23 in Amendment No. 5 of the Form 8-K to correct this error.

Financial Statements of Black Rock Capital, Inc.

5.	We note your response to comment 12 in our letter dated December 29, 2011. Although you state in your Form 8-K Item 4.01 filed September 6, 2011, that you approved the dismissal of your prior auditor and the engagement of your new auditor on August 30, 2011, you have told us that your prior auditor did not complete its audit until a later date. At such, it appears that while the dismissal and new engagement were approved on August 30, 2011, they did not occur until after the audit was complete. Please consider your need to amend the Form 8-K Item 4.01 to reflect both the date the dismissal and engagement were approved as well as the dates they occurred subsequent to the completion of the audit. We note that such an amendment would require a revised auditor’s letter to be filed as Exhibit 16.

We have revised the disclosure on page F-20 in Amendment No. 5 of the Form 8-K to provide the date of dismissal and engagement of the Company’s auditors as requested. We will also file an amendment to the Company’s Form 8-K filed on September 6, 2011, along with a revised auditor’s letter as Exhibit 16, to provide such information.

Securities and Exchange Commission

June 21, 2012

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Mr. Alan Barksdale